July 15, 2008

Mail Stop 4561

Mr. Kevin McCarthy
President, Chief Executive Officer, and Director
PFF Bancorp, Inc.
9337 Milliken Avenue
Rancho Cucamonga, CA 91730

Re: PFF Bancorp, Inc.
Form 10-K for Fiscal Year Ended
March 31, 2008
Filed June 19, 2008
File No. 001-16845

Dear Mr. McCarthy:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed June 19, 2008

Item 8. Financial Statements and Supplementary Data, page 96

Note 6. Allowance for Loan Losses on Loans and Leases Receivable, page 117

1. We note that you provided a $322.6 million provision for loan loss during 2008, which includes $231.6 million in the three-months ended March 31, 2008, as compared to $9.7 million and $6.4 million for the years ended March 31, 2007 and 2006, respectively. Please tell us how you determined the adequacy of the allowance for all annual and quarterly periods in the last three years ended March 31, 2008 and including June 30, 2008. In your response, please address the following:

    - Fully explain your allowance for loan loss methodology, including any recent changes which has materially affected your provision for loan losses and respective allowance for loan losses.
    - For each loan category tell us which loans in your portfolio are separately and collectively evaluated for credit deterioration.
    - Tell us how you determined each element (i.e. specific, general, unallocated) of your allowance for loan losses.
    - Tell us how the periodic provision and period ended allowance for loan losses reflects the incurred and inherent losses in the loan portfolio for each period. Please focus your discussion as it relates to each particular loan category.
    - Tell us in detail the triggering events that occurred during the three-months ended June 30, 2008 and March 31, 2008 and any other events from prior periods which resulted in the deterioration of your loan portfolio and required you to record a material provision during this time period.
    - We note from page 116 that you have $594.6 million in impaired loans with no related specific allowance as of March 31, 2008. Please tell us the types of loans, underlying collateral, and any other information you deem necessary to support how you determined that no specific allowance was necessary.

2. We also note your disclosure on page 18 which states that you implemented a number of new control procedures to ensure the timely identification and evaluation of problem loans. Please fully explain these new procedures, the reasons for the changes, and how these changes, which resulted in an increase in non-accrual loans and troubled debt restructures, were timely identified and reflected in the appropriate period.

3. As a related matter, we note that you disclose in a risk factor on page 55 that you currently do not have a Chief Credit Officer, but that the addition of this position is currently under consideration. We also note that your independent auditors identified two material weaknesses relating to the policies and procedures surrounding the credit review function. Please tell us the procedures you have in place that would mitigate the risks of not having a Chief Credit Officer, the reasons why such a position does not currently exist, and what you are currently doing to remediate these material weaknesses.

4. We also note that during the three months ended March 31, 2008, Diversified Builder Services, Inc. (DBS) transferred loans from held for investment to held for sale which resulted in a $47.4 million charge-off and a $10.2 million lower of cost-or-market (LOCOM) adjustment. Please tell us the specific events that resulted in your decision to transfer these loans to held for sale and resulted in the material charge-off and LOCOM adjustment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief